Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.

Voting Results for the General Meeting of Shareholders
Held on Wednesday, December 22, 2010

Report of Voting Results

To:           The Applicable Securities Commissions

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the general meeting of shareholders (the “Meeting”) Olympus Pacific Minerals Inc. (the “Corporation”) held on Wednesday, December 22, 2010.

Resolution 1 – Ratification of Issue of Gold Warrants

By a vote on a show of hands, the disinterested shareholders ratified the issuance and allotment by the Company of 2,196 Gold Warrants, each Gold Warrant immediately exercisable until May 31, 2013 for the purchase of 3,470 Gold Warrant Shares at an exercise price of CAD$0.60 per Gold Warrant Share.

Resolution 2 – Ratification of Issue of Agent’s Warrants

By a vote on a show of hands, the disinterested shareholders ratified the issuance and allotment by the Company on June 21, 2010 of 2,668,750 Agent’s Warrants to Euro Pacific Capital, Inc. each exercisable for the purchase of one Agent Warrant Share at an exercise price of CAD $0.60 per Agent Warrant Share until May 31, 2013.

Resolution 3 – Ratification of Securities Issued in October Private Placement

By a vote on a show of hands, the disinterested shareholders ratified the issuance and allotment by the Company of 37,000,000 common shares of the Company in the form of 36,780,000 CDIs and 220,000 Shares at an issue price of AUD$0.45 each on 21 October 2010.”

Resolution 4 – Approval for Issue of Option to Jura Trust Limited

The disinterested shareholders were asked to authorize the grant and issue to Jura Trust Limited, as the nominee of Mr. John Seton, an option to purchase up to 997,252 Option Shares, for no consideration, exercisable at a price of CAD$0.45 per Option Share, on or before December 31, 2014.  According to a vote by ballot, the shareholders approved the resolution based on the following results:

	No. of Shares Voted	Percentage
For	120,008,772	81.66
Against	26,948,998	18.34

Resolution 5 – Approval of Issue of Option to General Research Gmb

By a vote on a show of hands, the disinterested shareholders authorized the Company to grant and issue to General Research Gmb, an option to purchase up to 100,000 GRG Option Shares for no consideration, exercisable at a price of CAD$0.42 per GRG Option Share, on or before August 9, 2015.